

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Jared Wolff
President and Chief Executive Officer
Banc of California, Inc.
3 MacArthur Place
Santa Ana, CA 92707

  Re: Banc of California, Inc.
    Registration Statement on Form S-4
    Filed April 30, 2021
    File No. 333-255696

Dear Mr. Wolff:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance